FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002.

Commission File Number: 001-31221

Total number of pages:  46

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.
Press release dated November 7, 2002 announcing the company’s Consolidated Semi-annual Financial Statements for the six months ended September 30, 2002. NTT DoCoMo, Inc. filed the Japanese language version of this press release with the Tokyo Stock Exchange on November 7, 2002.

2.	Press release dated November 7, 2002 announcing NTT DoCoMo’s operational data for the second quarter of fiscal 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: November 8, 2002	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

Exhibit 1

Consolidated Semi-annual Financial Statements	November 7, 2002

For the Six Months Ended September 30, 2002	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/)
Representative:	Keiji Tachikawa, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL (03) 5156-1111
Date of the meeting of the Board of Directors for approval of consolidated semi-annual financial statements:	November 7, 2002
Name of Parent Company:	Nippon Telegraph and Telephone Corporation (Code No. 9432)
Percentage of ownership interest in NTT DoCoMo, Inc. held by parent company:	63.0%
Adoption of US GAAP:	Yes

1.    Consolidated Financial Results for the Six Months Ended September 30, 2002 (April 1, 2002—September 30, 2002)
(1)    Consolidated Results of Operations
Amounts are rounded off per 1 million yen throughout this report.

	Operating Revenues		Operating Income		Income before Income Taxes
	(Millions of yen, except per share amounts)
Six months ended September 30, 2002	2,384,264	1.9%	639,983	17.5%	627,967	22.3%
Six months ended September 30, 2001	2,338,745	18.6%	544,609	30.0%	513,324	25.4%
Year ended March 31, 2002	4,659,254		1,000,887		956,391

	Net Income (Loss)		Earnings (Loss) per Share	Diluted Earnings per Share
Six months ended September 30, 2002	4,174	(95.3%)	83.68 (yen)	— (yen)
Six months ended September 30, 2001	89,207	(59.9%)	1,777.74 (yen)	— (yen)
Year ended March 31, 2002	(116,191)		(2,315.48) (yen)	— (yen)

Notes: 1. Equity in net losses of affiliates	For the six months ended September 30, 2002:	(309,559) million yen
	For the six months ended September 30, 2001:	(184,962) million yen
	For the fiscal year ended March 31, 2002:	(643,962) million yen
 2. Earnings (loss) per share information is adjusted to reflect a five-for-one stock split that took effect on May 15, 2002.  Treasury shares are not included in the calculation of the weighted average number of shares outstanding.

Weighted average number of shares outstanding:	For the six months ended September 30, 2002:	49,882,337 shares
	For the six months ended September 30, 2001:	50,180,000 shares
	For the fiscal year ended March 31, 2002:	50,180,000 shares
3. Change in accounting policy:	Yes (Adoption of new accounting principle)
4. Percentagesabove represent changes compared to corresponding previous semi-annual period.

(2)	Consolidated Financial Position

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
	(Millions of yen, except per share amounts)
September 30, 2002	5,682,819	3,009,985	53.0%	61,042.08 (yen)
September 30, 2001	6,068,964	3,405,023	56.1%	67,856.18 (yen)
March 31, 2002	6,067,225	3,291,883	54.3%	65,601.49 (yen)

Note:
Shareholders’ equity per share information is adjusted to reflect a five-for-one stock split that took effect on May 15, 2002. Treasury shares are not included in the number of shares outstanding at the end of the period.

Number of shares outstanding at end of period:	September 30, 2002:	49,310,000 shares
	September 30, 2001:	50,180,000 shares
	March 31, 2002:	50,180,000 shares

(3) Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
	(Millions of yen)
Six months ended September 30, 2002	846,156	(489,843)	(219,867)	437,488
Six months ended September 30, 2001	606,537	(587,287)	(27,092)	110,582
Year ended March 31, 2002	1,341,088	(1,125,093)	(33,372)	301,048

(4)	Number of Consolidated Subsidiaries and Companies Accounted for Using the Equity Method

The number of consolidated companies:	36
The number of unconsolidated subsidiaries accounted for using the equity method:	27
The number of affiliated companies accounted for using the equity method:	12

(5)	Change of Reporting Entities

The number of consolidated companies added:	2	The number of consolidated companies removed:	0
The number of companies on the equity method added:	2	The number of companies on the equity method removed:	1

2.    Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2003 (April 1, 2002-March 31, 2003)

	Operating Revenues	Income before Income Taxes	Net Income
	(Millions of yen, except per share amounts)
Year ending March 31, 2003	4,676,000	998,000	182,000

(Reference) Expected Earnings per Share (Fiscal year ending March 31, 2003): 3,643.60 yen

Notes:	1. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 12 in the Consolidated Semi-annual Financial Statements.
2.
Pursuant to revision of rules in regard to domestic statutory reporting, NTT DoCoMo, Inc. has elected to prepare and disclose consolidated financial statements in accordance with U.S. GAAP. Information on the prior period and fiscal year has also been presented to show U.S. GAAP information.

3.	Consolidated semi-annual financial statements as of and for the six months ended September 30, 2001 and 2002 were unaudited.

1.  Conditions of the Corporate Group

NTT DoCoMo, Inc., (the “Company”) principally provides wireless telecommunications services as a member of the NTT Group, which is controlled by Nippon Telegraph and Telephone Corporation (“NTT”), parent holding company.

The Company, its 63 subsidiaries and its 12 affiliates (collectively “DoCoMo” or “DoCoMo group”) constitute the largest wireless telecommunications services provider in Japan.

The business segments of DoCoMo and the corporate position of each group company in DoCoMo are described below.

[Business Segment Information]

Businesses	Main service lines
Mobile phone business	Cellular services, FOMA services, packet communications services, satellite mobile communications services, in-flight telephone service, and equipment sales for each service
PHS business	PHS service and PHS equipment sales
Quickcast business	Quickcast (radio paging) service and Quickcast equipment sales
Miscellaneous business	International dialing service and other miscellaneous businesses

[Position of Each Group Company]

(1)
The Company conducts cellular, PHS, Quickcast and other operations in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications service, in-flight telephone service and international dialing service. The Company is solely responsible for overall DoCoMo Group R&D activities for basic wireless telecommunications technology, the development of services for the wireless telecommunications business and the development of information processing systems. The Company provides the results of such research and development to the eight regional subsidiaries of the Company, each of which operates in a region of Japan (“DoCoMo Regional Subsidiaries”).

(2)
Each of the DoCoMo Regional Subsidiaries conducts cellular (excluding satellite mobile communications service and in-flight telephone service), PHS and Quickcast operations in their respective regions.

(3)
Twenty-eight other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, have separate and independent specialties and are responsible for their own operational efficiencies. They are entrusted with a part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)
There are 27 other subsidiaries and 12 affiliates including, among others, some foreign-based corporations established for the purpose of global deployment of the third-generation mobile communications system (IMT-2000), and joint venture companies established for the purpose of developing new businesses.

The following chart summarizes the above descriptions (as of September 30, 2002).

FOMA, QUICKCAST, i-mode, i-appli, mova, i-shot, Dual Network, musea, DLP Service, Posiseek, M-stage, P-p@c, P-in, M-stage visual, Lookwalk, MOBILER’S CHECK, WORLD CALL, WORLD WALKER and Mzone are trademarks or registered trademarks of NTT DoCoMo, Inc.

Customers
Provide wireless telecommunications services
(Parent) NTT
Basic R&D/ Group management
Provide wireless telecommunications services
Company (NTT DoCoMo, Inc.)
Mobile Phone Business
PHS Business
Quickcast Business
Miscellaneous Business
Rental of communications equipment / R&D
〈 DoCoMo Regional Subsidiaries: 8
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
Mobile Phone Business
PHS Business
Quickcast Business
Miscellaneous Business
Business entrustment
Business entrustment
(Subsidiaries: 7)
DoCoMo Service Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Sentsu, Inc.
DoCoMo Systems, Inc.
DoCoMo Technology, Inc.
〈Indirect Subsidiaries:21〉
DoCoMo Service Hokkaido Inc.
DoCoMo Service Tohoku Inc.
DoCoMo Service Tokai Inc.
DoCoMo Service Hokuriku Inc.
DoCoMo Service Kansai Inc.
DoCoMo Service Chugoku,Inc.
DoCoMo Service Shikoku Inc.
DoCoMo Service Kyushu Inc.
DoCoMo Engineering Hokkaido Inc.
DoCoMo Engineering Tohoku Inc.
DoCoMo Engineering Tokai Inc.
DoCoMo Engineering Hokuriku Inc.
DoCoMo Engineering Kansai, Inc.
DoCoMo Engineering Chugoku,Inc.
DoCoMo Engineering Shikoku Inc.
DoCoMo Engineering Kyushu Inc.
DoCoMo Mobile Hokkaido Inc.
DoCoMo Mobile Tokai, Inc.
DoCoMo Mobilemedia Kansai, Inc.
DoCoMo Mobile Chugoku,Inc.
DoCoMo i Kyushu Inc.
Global deployment, new businesses
(Other Subsidiaries: 27)
(Affiliates: )
Overseas
DCM Investment Inc.
DoCoMo Communications Laboratories Europe GmbH
DoCoMo Communications Laboratories USA, Inc.
DoCoMo Europe (France) S.A.S.
DoCoMo Europe Limited
DoCoMo i-mode Europe B.V.
NTT DoCoMo Telecomunicações do Brasil Ltda.
NTT DoCoMo USA, Inc.
and 11 other companies
AT&T Wireless Services, Inc.
Hutchison 3G HK Holdings Limited
Hutchison 3G UK Holdings Limited
Hutchison Telephone Company Limited
KG Telecommunications Co., Ltd.
KPN Mobile N.V.
Domestic
e Engineering Inc.
D2 Communications Inc.
DoCoMo.com, Inc.
DoCoMo Machine Communications, Inc.
Trinotes, Inc.
Business Expert Inc.
Mobimagic Co., Ltd.
Location Agent, Inc.
NTT TRAVEL SERVICE CO., LTD.
DoCoMo AOL, Inc.
DREAM NET Corporation
Mobile Internet Capital, Inc
and 2 other companies

2.  Management Policies

1.    Basic Management Policies

The basic management policies of DoCoMo, which are based on its corporate principle of “creating a new world of communications culture”, are to expand DoCoMo’s businesses and contribute to realizing a rich and vigorous society by emphasizing and strengthening its current core business of voice communications services as well as assertively promoting mobile multimedia services to the public. Pursuing these goals, DoCoMo intends to maximize its enterprise value and retain the confidence of its customers and shareholders.

2.    Mid-to Long Term Management Strategies

The Japanese wireless telecommunications market has recently entered a transition phase to stable growth, as the combined penetration rate of cellular and PHS services reached a high level after a remarkable expansion during the last several years.

Against this backdrop, DoCoMo intends to realize additional growth with its three major mid-to-long term strategies that have been implemented in response to the growing trend for IT utilization and globalization of the society and economy: “from voice to non-voice” as its “multimedia strategy”, “to anything mobile” as its “ubiquity strategy”, and “from domestic to global” as its “globalization strategy”. DoCoMo will also simultaneously reinforce its core businesses. DoCoMo seeks to enhance its enterprise value by implementing the following measures.

(1)	Multimedia

To further disseminate mobile multimedia services, DoCoMo intends to develop and offer a variety of advanced non-voice services, including the distribution of music, video and text information. DoCoMo also plans to accelerate the uptake of mobile multimedia capitalizing on the fast-speed, large-volume data transmission capability of its third-generation network (“FOMA”).

DoCoMo is also committed to continuing its research and development on the fourth-generation mobile communications system in order to further enhance services.

(2)	Ubiquity

With the development of mobile multimedia services, the business boundaries of mobile communications have extended from conventional “person-to-person” communications to “person-to-machine” communication services, most typically represented by data access to “i-mode”. In order to further expand its business domain, DoCoMo intends to equip anything mobile with transmission capabilities, including remote control of intelligent home appliances, distributing information to vehicles (telematics services), or electronic commerce services on mobile information devices (mobile e-commerce). DoCoMo also plans to expand the usage of mobile communications to “machine-to-machine” communications services such as monitoring the inventory level of vending machines.

(3)	Globalization

To globalize its businesses, DoCoMo, through alliances with its investee partners, is steadily facilitating an early deployment of “i-mode” service, IMT-2000 systems based on W-CDMA technology, and mobile multimedia services overseas. At the same time, DoCoMo will continue to explore various opportunities in a bid to flexibly implement its global strategies depending on circumstances, which includes alliances that may not involve equity participation.

3.    Basic Policies for Profit Distribution

The basic principles of the Company are to strengthen its financial position and maintain internal reserves in order to build a highly advanced network, offer high-quality and stable services, and promote mobile multimedia. At the same time, the Company aims to continue stable dividend payments taking into account its business performance and business environment.

The internal reserves will be allocated for research and development, capital expenditure, and investment activities in order to respond to the rapid movements in the market. The Company seeks to enhance its enterprise value by introducing new technologies, offering new services, and deploying businesses overseas through alliances with new business partners.

4.    Organizational Changes to Reinforce Management Control

The Company established an Advisory Board in February 1999 to receive objective opinions and proposals of knowledgeable persons from various fields concerning managerial challenges facing DoCoMo. The Advisory Board was renewed and commenced its second term in May 2001. Similarly, to receive advice from a more global perspective, a “US Advisory Board” was created in December 2000. The opinions and proposals from the advisors are reflected in the Company’s business management.

5.    Relationship with the Parent Company

(1)
The Company operates its business mainly in the field of wireless telecommunications under its own managerial responsibilities within the NTT Group. Currently, NTT owns 63.0% of the outstanding shares of the Company, and NTT may be in a position to influence the Company’s direction by exercising its appointment and dismissal right with respect to directors as the majority shareholder of the Company.

(2)
On July 1, 1999 the Company reached an agreement with NTT relating to the basic research and development undertaken by NTT, the content of services, benefits and appropriate compensation. NTT is being compensated for the basic research and development it provides to the Company. In addition, the Company and NTT reached an agreement on April 1, 2002, relating to group management/operation, the content of services, benefits and appropriate compensation. Under the agreement, NTT is being compensated for the group management/operation services that it provides to the DoCoMo group. Prior to March 31, 2002, each of the Company and its eight Regional Subsidiaries had concluded individual management agreements with NTT.

6.    Target Management Index

Now that the Japanese mobile communications market has entered a period of stable growth, DoCoMo, from the viewpoint of emphasizing profitability, considers EBITDA margin an important index for corporate management. DoCoMo targets to achieve an EBITDA margin of at least 30% and will try to improve it every year in an effort to maximize its enterprise value.

(Note) EBITDA margin = EBITDA/ operating revenues

EBITDA: operating income + depreciation and amortization +loss on sale or disposal of property, plant and equipment

7.    Others

Recognizing that one of the most important issues facing the company is to support the building of environment conservation-oriented social systems, DoCoMo is committed to continue its efforts to alleviate its burden on the environment. Along with its endeavors to achieve ISO14001 certification at all levels of the group, DoCoMo has also actively encouraged “green procurement and purchasing” in order to reduce its environmental impact, and collected and recycled cellular phones and accessories in order to promote a recycling-oriented society.

3.  Business Review and Financial Position

1.    Overview of the First Six Months of the Fiscal Year Ending March 31, 2003 (Fiscal 2002)

(1)	Business Overview

The general business climate remained severe during the first six months of the fiscal year ending March 31, 2003, despite growing exports to other Asian countries, with low corporate earnings, a high rate of unemployment, and consumers’ continued reluctance for spending.

The growth of the wireless communications market in Japan has slowed down as the penetration rate of mobile communications services has already reached a high level and the market has entered a transition phase from rapid expansion to stable growth. The wireless communications market in Japan has continued to expand, however, and the combined number of net additional subscribers for cellular phones and PHS during this period was 2.89 million. The aggregate number of cellular and PHS subscriptions in Japan as of September 30, 2002, was 77.71 million, and the penetration rate has reached 61% of the population. In the meantime, competition among wireless carriers has intensified as each carrier continuously introduced various new services.

To swiftly respond to these changes in the market, the Company shifted its managerial focus to attach more emphasis on profits rather than revenues, and has endeavored to expand into new business domains by steadfastly deploying businesses based on the three growth strategies of “multimedia”, “ubiquity” and “globalization”, while reinforcing its core business.

In order to implement business and capital strategies together with the eight DoCoMo Regional Subsidiaries in a more integrated manner and enhance the enterprise value of the total DoCoMo Group, the Company decided to acquire all the publicly held shares of its Regional Subsidiaries by way of share exchanges. The Company completed the repurchase of 870,000 shares of its own stock (at a total of 234.5 billion yen) required for the equity swap in August 2002. As of November 1, 2002, the Company completed its acquisition of all the publicly held shares of its Regional Subsidiaries.

In July 2002, the Company celebrated its 10th anniversary of its inauguration on July 1, 1992. Commemorating this event, special discounts were provided to customers for a limited period, commemorative dividends were paid to shareholders as a year-end dividend for the fiscal year ended March 31, 2002 and various civic-minded programs were implemented.

The business results of the first six months of the fiscal year ending March 31, 2003 are summarized below.

Results for the first six months of the fiscal year ending March 31, 2003 (billions of yen,%)

	Result of FY2002 1H	Changes from FY2001 1H (%)
Operating revenues	2,384.3	1.9
Operating income	640.0	17.5
Income before income taxes	628.0	22.3
Net income	4.2	(95.3)
EBITDA	981.3	15.4
EBITDA margin	41.2%	Up 4.8 points

[Operating Revenues]

Cellular service revenues were 1,640.4 billion (up 0.2% compared to the same six months period of the previous fiscal year), a slight increase due primarily to changes in customers’ usage behavior, e.g., migration from voice messages to i-mode mail. Packet communications service revenues were 417.3 billion (up 23.8% compared to the same period of the previous fiscal year), due to an increase of “i-mode” subscribers. Consequently, Operating Revenues for the first six months of fiscal year ending March 31, 2003 were 2,384.3 billion yen, up 1.9% compared to the same period of the previous fiscal year.

[Operating Expenses]

As the market entered a period of stable growth and the growth in the number of subscribers slowed, the cost of handset sales, such as the aggregate cost of handset equipment and the aggregate commissions to sales agencies, has been reduced.

As a result of the foregoing, despite the increase of depreciation and amortization by 44.9 billion yen due to the commencement of “FOMA” service, overall operating expenses fell to 1,744.3 billion yen, down 2.8% compared to the same six months period of the previous fiscal year.

[Impairment losses from investments in overseas affiliates]

As a result of an appraisal of the market price or fair value of the shares of all of the overseas investee affiliates, DoCoMo decided to recognize and post impairment losses on its investments in AT&T Wireless Services, Inc. of the United States (AT&T Wireless), KPN Mobile N.V., of the Netherlands (KPN Mobile), and Hutchison 3G UK Holdings Limited of the United Kingdom (H3G UK). DoCoMo recognized impairment charges of 307.8 billion yen (167.6 billion yen on AT&T Wireless, 67.9 billion yen on KPN Mobile, and 72.2 billion yen on H3G UK, respectively), net of deferred taxes of 217.5 billion yen.

The results for each business segment are summarized below.

[Mobile Phone Business]

As for the second-generation mobile phone service, the packet communication speed was enhanced (to maximum 28.8kbps downlink) and the “i-appli” content size was expanded in an effort to increase “i-mode” ARPU (the monthly average revenue per unit from data transmission). Measures to improve the convenience to customers were undertaken, including the introduction of “i-appli standby screen” feature, which allows users to receive an incoming call or mail even when “i-appli” function is activated. New products introduced during this period include the “mova 504i” cellular phone series that supports enhanced “i-mode” features and infrared data connection capability, and the “mova 251i” cellular phone series with a built-in camera compatible with picture mail service “i-shot”. To further increase the variety of products, a new model “mova F671iS” (“Raku Raku Phone IIS”), a model especially tailored for use by a wider range of age groups, was also released.

Despite these efforts, the voice ARPU from cellular service declined 9.7% compared to the same six months period of the previous year to 6,490 yen, due largely to an increase of low-usage customers and a continuing change in customers’ usage behavior, e.g., migration from voice messages to “i-mode” mail. Consequently, although the monthly “i-mode” ARPU rose to 1,670 yen (up 12.1% compared to the same period of the previous fiscal year) as a result of further increase in the number of “i-mode” subscribers and the efforts to promote usage by offering enhanced capabilities, the aggregate ARPU (the monthly average revenue per unit) decreased by 6.0% to 8,160 yen as of September 30, 2002

In the meantime, DoCoMo has gradually expanded the coverage of its “FOMA” network to cover 77% of the populated areas in Japan as of September 30, 2002. “Dual Network” service, which enables users to use both second-generation 800MHz digital handsets and “FOMA” handsets with a single phone number, has started to improve the convenience to customers. Furthermore, a PDA type device with videophone capability, “FOMA SH2101V”, and a new handset model “FOMA T2101V” that offers significantly longer battery hours, were also introduced. Despite these endeavors, however, sales of the “FOMA” handsets remained sluggish, as customers’ demand for richer content offerings, among other things, was not completely satisfied.

In April, “i-mode” service was launched in the Netherlands by KPN Mobile, and in June in Taiwan by KG Telecommunications Co., Ltd. (KG Telecom). The Company also entered into technical alliance agreements on “i-mode” service with Bouygues Telecom S.A. (Bouygues Telecom) of France, and Telefonica Moviles S.A. (Telefonica Moviles) of Spain to facilitate its global expansion plans.

On the other hand, DoCoMo continued its efforts to counter and eradicate unsolicited bulk e-mails and the problem of companies calling mobile phones and then hanging up after one ring in a scam to solicit business, by upgrading the function to allow mail reception only from designated domains, and providing a new function to reject calls from pre-designated numbers. DoCoMo is committed to do its utmost as a telecommunications carrier so that customers can use its services in a more comfortable manner.

Additionally, to respond to customers’ diverse needs for mobile multimedia, DoCoMo introduced new products such as “musea”, a Pocket PC 2002-compatible PDA, and “Posiseek R”, a terminal for DoCoMo’s GPS-based location information service “DLP”.

As a result of the foregoing, the number of subscribers to DoCoMo’s principal services, and the revenues at the end of first six months of Fiscal 2002, were as follows:

Number of Subscribers for Main Services

	As of Sept. 30, 2002	Changes from March 31, 2002 (%)
	(thousand subscribers, %)
Cellular services	42,026	3.3
FOMA services	136	51.8
i-mode service*	34,883	8.5
Satellite mobile communications service	28	1.4

*	The number of “i-mode” subscribers is the aggregate of PDC “i-mode” subscribers (34,761 thousand subscribers) and FOMA “i-mode” subscribers (123 thousand subscribers).

Operating Revenues for Main Services

	Results of Fiscal 2002 1H	Changes from FY2001 1H (%)
	(billion yen, %)
Cellular service revenues	1,640.4	0.2
FOMA service revenues*	5.5	—
Packet communication service revenues	417.3	23.8
Satellite mobile communications service revenues	3.6	(25.3)

*	Inclusive of packet data transmission revenues from “FOMA” subscribers.

Results for the First Six months of the Year Ending March 31, 2003

Results of Fiscal 2002 1H
(billions of yen)
Mobile phone business revenues	2,325.8
Mobile phone business operating income	656.1

*
Result for each business segment (Mobile phone business, PHS business, Quickcast business and Miscellaneous business) is prepared based on U.S. GAAP starting this interim period ended September 30, 2002.

1)	ARPU: Average monthly revenue per unit

Aggregate ARPU: Cellular phone service ARPU (Voice ARPU) + “i-mode” ARPU

2)	“i-mode” ARPU: “i-mode” ARPU purely generated from “i-mode” multiplied by (number of active “i-mode” users / number of active cellular phone users)

Number of active users: (number of subscribers at the end of previous fiscal year + number of subscribers at the end of this fiscal half or at the end of this fiscal year) / 2 multiplied by number of months.

3)	These definitions are applicable throughout “3. Business Review and Financial Position”.

[PHS Business]

As for the PHS service, DoCoMo took different measures to promote data communication service. Promotion of the “P-p@c” service, a discount service for data communication, and the sales of “P-in” series, data-card type PHS, that are linked to “P-p@c” service was one measure. Another was the introduction of various new products including “Lookwalk P751v”, a handset with videophone capability supporting DoCoMo’s video distribution service “M-stage visual”. DoCoMo also expanded the use of “DoCoMo Telephone Card—MOBILER’S CHECK”, a prepaid phone card, to PHS subscribers to pay PHS service charges in advance. In spite of these efforts, the number of PHS subscribers declined and the ARPU from PHS service fell 9.2 % compared to the same six months period of the previous year to 3,550 yen as severe business conditions persisted.

However, the losses from the PHS business were considerably trimmed to 15.6 billion yen for the first six months of Fiscal 2002 as a result of continued efforts for cost reduction and efficient facility utilization.

As a consequence of the foregoing, the PHS subscriber count and revenues amounted to the following:

Number of PHS subscribers as at September 30, 2002

	Subscriber count as at Sept. 30, 2002	Changes from March 31, 2002 (%)
	(thousand subscribers, %)
PHS service	1,829	(4.8)

Results for the First Six Months of the Fiscal Year Ending March 31, 2003

Fiscal 2002 1H
(billions of yen)
PHS business revenues	43.6
Operating loss from PHS business	(15.6)

[Quickcast Business]

Despite attempts to boost system sales to corporate users and municipal governments by emphasizing Quickcast’s multicast feature and information distribution capability to electronic bulletin boards, the Quickcast business suffered from a constant decline in subscriptions as the market for pager services in Japan continued to shrink. To decrease costs and improve its profitability, the number of personnel engaged in this business was reduced.

The number of subscribers and the results for the first six months of Fiscal 2002 are summarized below:

Number of Quickcast subscribers as at September 30, 2002

	Subscriber count as at Sept. 30, 2002	Changes from March 31, 2002 (%)
	(thousand subscribers, %)
Quickcast service	709	(14.2)

Results for the First Six Months of the Year Ending March 31, 2003

Fiscal 2002 1H
(billions of yen)
Quickcast business revenues	4.3
Operating loss from Quickcast business	(1.0)

[Miscellaneous Business]

The user count for DoCoMo’s “WORLD CALL” service, an international dialing service from cellular phones, increased in the first six months of Fiscal 2002 as DoCoMo enabled users to use this service without having to apply in advance to use this service, and started providing the service to subscribers of satellite telephones. As for international roaming service, “WORLD WALKER”, DoCoMo added a new service for the United States, and made endeavors to allow users to use the service at a more reasonable price.

DoCoMo also launched public wireless LAN service, “Mzone”, with a goal to cultivate new markets by interconnecting this service with “FOMA”.

Leveraging their own technologies and know-how, the subsidiaries in the DoCoMo Group have expanded into new business areas, including systems development and consulting.

The results for the first six months of the fiscal year ending March 2003 are summarized below:

Results for the First Six Months of the Fiscal Year Ending March 31, 2003

Results of Fiscal 2002 1H
(billions of yen)
Miscellaneous business revenues	10.6
Operating income from Miscellaneous business	0.4

(2)    Cash Flow Conditions

Certain information about DoCoMo’s cash flows on a consolidated basis for the first six months of fiscal 2002 are summarized as follows. Despite the decrease in income before income taxes for the first six months of fiscal 2002, net cash provided by operating activities was 846.2 billion yen, up 239.6 billion yen (or 39.5%) compared to the same six months period of the previous year due largely to the increase in non-cash expenses such as depreciation and write-downs of investments in affiliates, as well as to the fact that payments of telephone bills for the previous fiscal year which normally would have been due on March 31, 2002 were collected during the first six months of fiscal 2002 because the last day of March 2002 coincided with a bank holiday. Net cash used in investing activities was 489.8 billion yen, down 97.4 billion yen (or 16.6%) compared to the same period of the previous fiscal year due to a decrease in purchase of property/plant and equipment. Net cash used in financing activities was 219.9 billion yen, increased by 192.8 billion yen compared to the same period of the previous fiscal year due primarily to DoCoMo’s repurchase of its own shares of 234.5 billion yen.

(3)    Profit Distribution for the First Six Months of Fiscal 2002

As noted in the report of consolidated financial statements dated May 8, 2002, the Company will suspend the interim dividend payment for the first six months of Fiscal 2002 because the Company is unable to satisfy the conditions set forth in the Commercial Code of Japan after the repurchase of its own shares which was required for the share exchanges with DoCoMo Regional Subsidiaries, as approved at the 11th regular annual shareholders’ meeting.

The Company intends to pay a total annual dividend of 500 yen per share as a year-end dividend.

2.    Prospects for the Entire Fiscal Year Ending March 31, 2003

(1)	Business Outlook

The Japanese mobile communications market is currently undergoing a major transition to a period of stable growth, with rising penetration rates and rapidly growing demand for data communications services. Against this backdrop, DoCoMo has decided to run its business with a stronger focus on profits instead of revenues. To this end, DoCoMo will expand its business fields by pursuing the three major strategies set forth in its management policies, and reinforce its financial position through measures including company-wide cost reduction while strengthening its existing core businesses.

To reinforce the core businesses and thereby its competitive edge, DoCoMo plans to offer new services and products catering to customer needs, provide diversified billing plans, acquire new subscribers, curb churns, and encourage usage by customers. DoCoMo continues to provide electronic commerce services that will realize cash-free shopping on mobile phones as well as services to remotely control intelligent home appliances in a bid to expand usage of mobile communications. While the voice ARPU from cellular phones is expected to decline further due primarily to the increase of low-usage customers and the change in customers’ usage behavior, DoCoMo aims to increase “i-mode” ARPU by further disseminating “i-mode” service and enhancing its functionality to stimulate usage in order to maintain aggregate ARPU at a high level. The aggregate ARPU as at March 31, 2003, is estimated to be 7,980 yen, down 5.9% year-on-year, of which voice ARPU accounts for 6,290 yen (down 9.4% year-on-year), and “i-mode” ARPU 1,690 yen (up 9.7% year-on-year).

In view of the slow uptake of “FOMA” service, which is considered largely due to the limitations in coverage area, battery hours and handset availability, DoCoMo revised the handset sales target downwards to 320,000 subscribers as at March 31, 2003, and will undertake the following measures to achieve the target. The group plans to expand “FOMA” coverage to 90% of the populated areas in Japan by March 31, 2003, and introduce indoor base stations, while continuously improving the communication quality. New handsets that are smaller, lighter and have longer standby battery hours are planned for release. New services that take advantage of features unique to FOMA, such as the visual mail service and enriched “M-stage service” are also expected for launch. In addition, the Group plans to reinforce solution-marketing activities targeted at corporate customers to facilitate the use of FOMA services among this segment.

To accelerate the deployment of mobile multimedia overseas, “i-mode” service is planned for launch in France, following Germany, the Netherlands, Taiwan and Belgium. To facilitate the introduction of IMT-2000 systems at an early date, the Company plans to transfer its technology and know-how acquired through the deployment of FOMA service in Japan to its overseas investee partners. Going forward, the Company intends to continue exploring investment opportunities primarily in the Asian region, and also flexibly look into other options including alliances that do not involve equity participations depending on the circumstances.

With regard to PHS, Quickcast, satellite mobile communications, and other services, DoCoMo will continue its efforts to reduce costs and improve its financial performance to achieve efficient operations. In the event that the user base of services including cellular phone services suffers a significant drop, DoCoMo intends to carry out a review of such service and may suspend the acceptance of new subscribers and decrease the variety of billing plans.

Furthermore, in an effort to increase the enterprise value of the group as a whole, DoCoMo will reinforce the group management with the Regional Subsidiaries and promote an efficient group management by transferring some operations to subsidiaries while preserving the strategic unity of the group.

As a result of the foregoing, the number of subscribers for DoCoMo’s main services and the business results for the entire fiscal year ending March 31, 2003 are forecast as below.

Subscriber Forecast for Main Services as at March 31, 2003

	As at March 31, 2003	Changes from March 31, 2002 (%)
	(thousand subscribers)
Cellular service	43,300	6.4
FOMA service	320	257.8
i-mode service*	36,700	14.1
PHS service	1,690	(12.1)
Quickcast service	590	(28.6)

*	Figures for “i-mode” include FOMA “i-mode” subscribers (290 thousand subscribers).

Results Forecast for the Year Ending March 31, 2003

	Fiscal 2002	Changes from Fiscal 2001 (%)
	(billions of yen, %)
Operating revenues	4,676.0	0.4
Operating income	1,012.0	1.1
Income before income taxes	998.0	4.4
Net income	182.0	—
EBITDA	1,777.0	5.7
EBITDA margin	38.0%	Up 1.9 points

(2) Profit	Distribution Outlook for Fiscal 2002

The Company intends to pay a total annual dividend of 500 yen per share as a year-end dividend.

Special Note Regarding Forward-Looking Statements

These consolidated financial statements contain forward-looking statements such as forecasts of results of operation, policies, management strategies, objectives, plans, recognition and evaluation of facts, expected number of subscribers or financial results, and prospects of dividend payment. All forward-looking statements that are not historical facts are based on management’s current expectations, assumptions, estimates, projections, plans, recognition and evaluations based on the information currently available. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement. DoCoMo cannot promise that its assumptions, expectations, projection, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	DoCoMo’s ability to continue to attract and retain subscribers to its services;

•	The monthly minutes of use (MOU) per user and the monthly average revenue per user (ARPU) are maintained within levels projected by DoCoMo;

•	DoCoMo’s ability to add capacity to its existing wireless networks;

•	DoCoMo’s ability to expand its third-generation (3G) wireless services (“FOMA”) as planned, and acquire and retain subscribers to it;

•	DoCoMo’s ability to successfully expand internationally through international alliances and investment outside of Japan;

•	Regulatory developments and changes, in particular in the areas of telecommunications and radio wave transmission, and DoCoMo’s ability to respond to and adapt to those changes;

•
DoCoMo’s ability to continue to win acceptance of its services and products, which are offered in highly competitive markets characterized by continuous introduction of new services and products, rapid developments in technology and subjective and changing consumer preferences;

•	Volatility and changes in the economic conditions and securities market in Japan and other countries, and DoCoMo’s ability to respond to and adapt to those changes; and

•	DoCoMo’s ability to maintain the current state of affairs between communication carriers with regard to DoCoMo’s right to set tariffs and forms of interconnection.

4.  CONSOLIDATED FINANCIAL STATEMENTS:

(1)  CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30, 2002		September 30, 2001		March 31, 2002
	Amount	%	Amount	%	Amount	%
	(Millions of yen)
ASSETS
Current assets:
Cash and cash equivalents	437,488		110,582		301,048
Accounts receivable, net	526,782		803,531		844,816
Inventories	121,720		163,113		96,000
Deferred tax assets	73,473		38,070		44,056
Prepaid expenses and other current assets	93,764		122,387		98,985
Total current assets	1,253,227	22.1	1,237,683	20.4	1,384,905	22.8
Property, plant and equipment:
Wireless telecommunications equipment	3,595,916		3,074,024		3,361,066
Buildings and structures	489,362		399,426		439,171
Tools, furniture and fixtures	551,019		471,627		529,532
Land	183,600		166,520		173,867
Construction in progress	209,910		312,266		195,389
Accumulated depreciation	(2,323,759)		(1,891,374)		(2,080,033)
Total property, plant and equipment, net	2,706,048	47.6	2,532,489	41.7	2,618,992	43.2
Non-current investments and other assets:
Investments in affiliates	404,123		1,575,816		997,331
Marketable securities and other investments	12,364		24,066		17,758
Intangible assets, net	440,453		384,022		434,690
Other assets	139,792		135,480		135,411
Deferred tax assets	726,812		179,408		478,138
Total non-current investments and other assets	1,723,544	30.3	2,298,792	37.9	2,063,328	34.0

TOTAL ASSETS	5,682,819	100.0	6,068,964	100.0	6,067,225	100.0

	September 30, 2002		September 30, 2001		March 31, 2002
	Amount	%	Amount	%	Amount	%
	(Millions of yen)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	173,587		184,544		212,934
Short-term borrowings	60,150		227,060		81,050
Accounts payable, trade	431,710		556,607		557,851
Accrued payroll	23,170		36,752		42,728
Accrued interest	3,586		3,418		3,226
Accrued taxes on income	271,005		248,713		293,410
Other current liabilities	102,739		71,507		86,693
Total current liabilities	1,065,947	18.7	1,328,601	21.9	1,277,892	21.0
Long-term liabilities:
Long-term debt	1,224,462		1,014,050		1,135,348
Employee benefits	112,849		94,730		105,728
Other long-term liabilities	151,926		134,633		152,749
Total long-term liabilities	1,489,237	26.2	1,243,413	20.5	1,393,825	23.0

TOTAL LIABILITIES	2,555,184	44.9	2,572,014	42.4	2,671,717	44.0

Minority interests in consolidated subsidiaries	117,650	2.1	91,927	1.5	103,625	1.7

Shareholders’ equity:
Common stock	949,680		949,680		949,680
Additional paid-in capital	1,262,672		1,262,672		1,262,672
Retained earnings	951,037		1,167,315		956,899
Accumulated other comprehensive income	81,058		25,356		122,632
Treasury stock	(234,462)		—		—

TOTAL SHAREHOLDERS’ EQUITY	3,009,985	53.0	3,405,023	56.1	3,291,883	54.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,682,819	100.0	6,068,964	100.0	6,067,225	100.0

(2)  CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Six months ended September 30, 2002		Six months ended September 30, 2001		Year ended March 31, 2002
	Amount	%	Amount	%	Amount	%
	(Millions of yen)
Operating revenues:
Wireless services	2,142,183		2,060,670		4,153,459
Equipment sales	242,081		278,075		505,795
Total operating revenues	2,384,264	100.0	2,338,745	100.0	4,659,254	100.0
Operating expenses:
Personnel expenses	120,032		114,479		231,237
Non-personnel expenses	1,067,434		1,146,843		2,300,207
Depreciation, amortization and loss on sale or disposal of property, plant and equipment	342,510		305,224		690,994
Other, net	214,305		227,590		435,929
Total operating expenses	1,744,281	73.2	1,794,136	76.7	3,658,367	78.5
Operating income	639,983	26.8	544,609	23.3	1,000,887	21.5
Other expense (income):
Interest expense	8,837		8,221		17,229
Interest income	(57)		(82)		(154)
Other, net	3,236		23,146		27,421
Total other expense (income)	12,016	0.5	31,285	1.3	44,496	1.0
Income before income taxes	627,967	26.3	513,324	22.0	956,391	20.5
Income taxes:
Current	271,068		248,281		453,914
Deferred	(6,719)		(23,399)		(54,271)
Total income taxes	264,349	11.1	224,882	9.7	399,643	8.6
Equity in net losses of affiliates	(309,559)	(12.9)	(184,962)	(7.9)	(643,962)	(13.8)
Minority interests in earnings of consolidated subsidiaries	(14,169)	(0.6)	(14,273)	(0.6)	(28,977)	(0.6)
Income (loss) before cumulative effect of accounting change	39,890	1.7	89,207	3.8	(116,191)	(2.5)
Cumulative effect of accounting change	(35,716)	(1.5)	—	—	—	—
Net income (loss)	4,174	0.2	89,207	3.8	(116,191)	(2.5)

Other comprehensive income (loss):
Unrealized loss on available-for-sale securities	(1,323)		(2,411)		(2,136)
Net revaluation of financial instruments	67		—		(90)
Foreign currency translation adjustments	(40,579)		3,711		105,147
Minimum pension liability adjustment	261		947		(3,398)
Comprehensive income (loss)	(37,400)	(1.6)	91,454	3.9	(16,668)	(0.4)

(Note)	The denominator used to calculate the percentage figures is the amount of total operating revenues.

EARNINGS PER SHARE DATA	Six months ended September 30, 2002	Six months ended September 30, 2001	Year ended March 31, 2002
	(Yen)
Weighted average common shares outstanding—Basic and diluted (shares)	49,882,337	50,180,000	50,180,000
Basic and diluted income (loss) before cumulative effect of accounting change	799.68	1,777.74	(2,315.48)
Basic and diluted cumulative effect of accounting change	(716.00)	—	—
Basic and diluted earnings (loss) per share	83.68	1,777.74	(2,315.48)

(3)  CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

	Six months ended September 30, 2002	Six months ended September 30, 2001	Year ended March 31, 2002
	Amount	Amount	Amount
	(Millions of yen)
Common stock:
At the beginning of the year	949,680	949,680	949,680
At the end of the period	949,680	949,680	949,680
Additional paid-in capital:
At the beginning of the year	1,262,672	1,262,672	1,262,672
At the end of the period	1,262,672	1,262,672	1,262,672
Retained earnings:
At the beginning of the year	956,899	1,083,126	1,083,126
Cash dividends	(10,036)	(5,018)	(10,036)
Net income (loss)	4,174	89,207	(116,191)
At the end of the period	951,037	1,167,315	956,899
Accumulated other comprehensive income:
At the beginning of the year	122,632	23,109	23,109
Unrealized losses on available-for-sale securities	(1,323)	(2,411)	(2,136)
Net revaluation of financial instruments	67		(90)
Foreign currency translation adjustment	(40,579)	3,711	105,147
Minimum pension liability adjustment	261	947	(3,398)
At the end of the period	81,058	25,356	122,632
Treasury stock:
At the beginning of the year	—	—	—
Acquisition of treasury stock	(234,462)	—	—
At the end of the period	(234,462)	—	—

TOTAL SHAREHOLDERS’ EQUITY	3,009,985	3,405,023	3,291,883

(4)  CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended September 30, 2002	Six months ended September 30, 2001	Year ended March 31, 2002
	(Millions of yen)
I. Cash flows from operating activities:
1. Net Income (loss)	4,174	89,207	(116,191)
2. Adjustments to reconcile net income (loss) to net cash provided by operating activities—
(1) Depreciation and amortization	336,570	291,646	640,505
(2) Deferred taxes	(224,173)	(149,710)	(524,549)
(3) Loss on sale or disposal of property, plant and equipment	4,726	14,245	39,204
(4) Equity in net losses of affiliates (including write-downs of ¥525,221 million, ¥320,481 million and ¥1,077,879 million in investments in affiliates in the period ended September 30, 2002 and 2001 and the year ended March 31, 2002, respectively)	527,013	311,273	1,114,240
(5) Minority interest in earnings of consolidated subsidiaries	14,169	14,273	28,977
(6) Cumulative effect of accounting change	35,716	—	—
(7) Changes in current assets and liabilities:
Decrease in accounts receivable, trade	319,082	81,236	42,336
(Decrease) increase in allowance for doubtful accounts	(1,048)	511	(1,874)
(Increase ) decrease in inventories	(25,720)	(55,717)	11,404
Decrease in accounts payable, trade	(134,435)	(71,550)	(99,689)
Increase (decrease) in other current liabilities	16,046	(24,792)	8,483
(Decrease) increase in accrued taxes on income	(22,404)	44,897	89,594
Increase in liability for employee benefits, net of deferred pension costs	7,121	3,619	18,933
Other	(10,681)	57,399	89,715
Net cash provided by operating activities	846,156	606,537	1,341,088
II. Cash flows from investing activities:
1. Purchases of property, plant and equipment	(412,423)	(482,119)	(863,184)
2. Purchases of intangible and other assets	(76,969)	(93,070)	(199,517)
3. Purchases of investments	(2,682)	(14,194)	(68,189)
4. Other	2,231	2,096	5,797
Net cash used in investing activities	(489,843)	(587,287)	(1,125,093)
III. Cash flows from financing activities:
1. Issuance of long-term debt	140,705	151,721	395,238
2. Repayment of long-term debt	(91,232)	(82,373)	(177,686)
3. Payments to acquire treasury stock	(234,462)	—	—
4. Principal payments under capital lease obligation	(3,789)	(4,110)	(8,418)
5. Dividends paid	(10,036)	(5,018)	(10,036)
6. Proceeds from short-term borrowings	214,712	572,410	957,619
7. Repayment of short-term borrowings	(235,612)	(659,550)	(1,190,769)
8. Other	(153)	(172)	680
Net cash used in financing activities	(219,867)	(27,092)	(33,372)
IV. Effect of exchange rate changes on cash and cash equivalents	(6)	(1)	—
V. Net increase (decrease) in cash and cash equivalents	136,440	(7,843)	182,623
VI. Cash and cash equivalents at beginning of period	301,048	118,425	118,425
VII. Cash and cash equivalents at end of period	437,488	110,582	301,048
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	10,030	9,633	20,165
Income taxes	293,472	203,384	364,321
Non-cash financing activities
Assets acquired through capital lease obligations	3,747	2,778	5,376

Basis of Presentation:

The accompanying interim consolidated financial information of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States.

(1)    Adoption of new accounting principle:

Accounting for commissions paid to agents

Effective April 1, 2002, DoCoMo adopted Emerging Issues Task Force (“EITF”) 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”. The adoption results in the reclassification of certain amounts previously included in non-personnel expenses as a reduction of equipment sales. Consequently, both net equipment sales and non-personnel expenses decreased by ¥267,900 million for the six months ended September 30, 2001, and ¥507,900 million for the year ended March 31, 2002. EITF01-09 also requires that reduction of revenue and corresponding expenses be recognized at the time of sales, in lieu of the date of payment, which resulted in reduction of net equipment sales and non-personnel expenses by ¥255,000 million and ¥245,000 million, respectively, for the six months ended September 30, 2002. These effects resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in DoCoMo’s statement of operations and comprehensive income (loss) by ¥35,700 million (net of taxes).

(2)    Significant accounting policies:

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.

Property, plant and equipment—

Property, plant and equipment is stated at cost and includes capitalized interest expense incurred during construction periods. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings that are depreciated on a straight-line basis.

Investments in affiliates—

The equity method of accounting is applied for investments in affiliates where DoCoMo either owns an aggregate interest of 20% to 50% or is able to exercise significant influence over the affiliate.

DoCoMo evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities—

Marketable securities consist of investments in debt and equity securities which DoCoMo accounts for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Goodwill and other intangible assets—

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

Impairment of long-lived assets—

In accordance with SFAS No. 144, DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment, and if the asset is determined to be impaired, amount of loss is recognized in earnings.

Derivative financial instruments—

DoCoMo accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivatives and Hedging Activities”, as amended by SFAS No. 138. All derivative instruments are recorded on the balance sheet at fair value, with the change in the fair value recognized either in other comprehensive income or in net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes, and if so, the nature of hedging activity.

Employee benefit plans—

Pension benefits earned during the period, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition—

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. Equipment sales are recognized as revenue upon delivery of the equipment to the customer (agent resellers).

Upfront activation fees are being deferred and recognized as revenue over the expected term of customer relationship of each service. The related direct costs are also being deferred only to the extent of the related upfront fee amount and are being amortized over the same periods.

Income taxes—

Income taxes are provided based on the asset and liability method of income tax accounting. Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the amount reported in the balance sheet.

(Other footnotes to consolidated financial statements)

1.	Equity in net losses of affiliates

For the six months ended September 30, 2002, “Equity in net losses of affiliates” includes the recognition of impairment charges related to the investments in the following affiliates:

AT&T Wireless Services, Inc.	¥167,584 million
KPN Mobile N.V.	¥67,949 million
Hutchison 3G UK Holdings Limited	¥72,233 million

2.	Share repurchase

The Company acquired some of its shares during the six months ended September 30, 2002 in order to perform the share exchanges described below in the subsequent events.

(1) Class of shares repurchased:	Shares of Common Stock of the Company
(2) Aggregate number of shares repurchased:	870,000 shares (1.73% of outstanding shares)
(3) Aggregate amount of repurchase price:	¥234,462 million
(4) Method of repurchase:	Repurchase in the market

3.	Subsequent events

The Company completed the share exchanges and made the regional subsidiaries wholly-owned on November 1, 2002. As a result, treasury stock of ¥234,462 million in the accompanying consolidated balance sheet as of September 30, 2002 was decreased by ¥231,885 million.

SEGMENT INFORMATION

1.  Business segment information

	Six months ended September 30, 2002		Six months ended September 30, 2001		Year ended March 31, 2002
		%		%		%
	(Millions of yen)
Operating Revenues
Mobile phone business	2,325,758	97.6	2,536,913	97.1	5,022,108	97.1
PHS business	43,585	1.8	58,274	2.2	114,512	2.2
Quickcast business	4,271	0.2	5,971	0.2	10,976	0.2
Miscellaneous business	10,650	0.4	11,804	0.5	23,949	0.5
Consolidated operating revenues	2,384,264	100.0	2,612,963	100.0	5,171,546	100.0
Operating income (loss)
Mobile phone business	656,145	—	581,103	—	1,067,585	—
PHS business	(15,640)	—	(27,680)	—	(58,710)	—
Quickcast business	(971)	—	(3,528)	—	(6,393)	—
Miscellaneous business	449	—	513	—	370	—
Consolidated operating income	639,983	—	550,407	—	1,002,852	—

Notes:

1.
Segment information for the six months ended September 30, 2002 is prepared in accordance with U.S. GAAP. Segment information for the six months ended September 30, 2001, and for the year ended March 31, 2002 are prepared in accordance with Japanese GAAP.

2.	The Company segments its businesses internally as follows:

a. Mobile phone business	Cellular service, FOMA service, packet communications service, satellite mobile communications service, in-flight telephone service and equipment sales for each service
b. PHS business	PHS service and PHS equipment sales
c. Quickcast business	Quickcast service and Quickcast equipment sales (formerly paging service and paging equipment sales)
d. Miscellaneous business	International dialing service and other miscellaneous businesses

Non-consolidated Semi-annual Financial Statements	November 7, 2002

For the Six Months Ended September 30, 2002	[Japanese GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/)
Representative:	Keiji Tachikawa, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL (03) 5156-1111
Date of the meeting of the Board of Directors for approval
of non-consolidated semi-annual financial statements:	November 7, 2002
Interim dividends plan:	Yes
Adoption of the Unit Share System:	No

1.	Non-consolidated Financial Results for the Six Months Ended September 30, 2002 (April 1, 2002-September 30, 2002)
(1)	Non-consolidated Results of Operations
Amounts are truncated to the nearest 100 million yen throughout this report.

	Operating Revenues		Operating Income		Recurring Profit
	(Millions of yen, except per share amounts)
Six months ended September 30, 2002	1,206,683	2.2%	288,367	12.5%	281,780	11.6%
Six months ended September 30, 2001	1,180,339	15.9%	256,274	42.3%	252,468	44.5%
Year ended March 31, 2002	2,355,760	—	420,159	—	406,471	—

	Net Income (Loss)		Earnings (Loss) per Share
Six months ended September 30, 2002	(168,351)	—	(3,374.97) (yen)
Six months ended September 30, 2001	(27,805)	—	(554.12) (yen)
Year ended March 31, 2002	(310,720)	—	(6,192.11) (yen)

Notes: 1.
Earnings (loss) per share information is adjusted to reflect a five-for-one stock split that took effect on May 15, 2002. Treasury shares are not included in the calculation of the weighted average number of shares outstanding.

Weighted average number of shares outstanding:	For the six months ended September 30, 2002:	49,882,337 shares
	For the six months ended September 30, 2001:	50,180,000 shares
	For the fiscal year ended March 31, 2002:	50,180,000 shares
2. Change in accounting policy:	None
3. Percentages above represent changes compared to corresponding previous semi-annual period.

(2)	Dividends

	Interim Dividends per Share	Yearly Dividends per Share
Six months ended September 30, 2002	0.00 (yen)	—
Six months ended September 30, 2001	500.00 (yen)	—
Year ended March 31, 2002	—	1,500.00 (yen)

Notes:
As announced on May 8, 2002 in NTT DoCoMo, Inc.’s earnings release for the year ended March 31, 2002, NTT DoCoMo, Inc. will suspend the payment of interim dividends for the fiscal year ending March 31, 2003, because NTT DoCoMo, Inc. is not able to satisfy the conditions for the payment of interim dividends set forth in the Commercial Code of Japan after the repurchase of its own shares which was required for the share exchanges with DoCoMo Regional Subsidiaries, as approved at the 11th regular annual shareholders’ meeting.

(3)	Non-consolidated Financial Position

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity Per Share
	(Millions of yen, except per share amounts)
September 30, 2002	3,970,450	1,991,606	50.2%	40,389.50 (yen)
September 30, 2001	4,393,451	2,693,143	61.3%	53,669.65 (yen)
March 31, 2002	4,252,097	2,405,426	56.6%	47,935.97 (yen)

Notes:
1. Shareholders’ equity per share information is adjusted to reflect a five-for-one stock split that took effect on May 15, 2002. Treasury shares are not included in the number of shares outstanding at the end of the period.

	Number of shares outstanding at end of period:	September 30, 2002:	49,310,000 shares
		September 30, 2001:	50,180,000 shares
		March 31, 2002:	50,180,000 shares
	2. Number of treasury shares:	September 30, 2002:	870,000 shares
		September 30, 2001:	—
		March 31, 2002:	—

2.	Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2003 (April 1, 2002-March 31, 2003)

	Operating Revenues	Recurring Profit	Net Income	Total Dividends per Share
				Year-End Dividends per Share
	(Millions of yen, except per share amounts)
Year ending March 31, 2003	2,426,000	640,000	125,000	500.00	500.00

(Reference)    Expected Earnings per Share (Fiscal year ending March 31, 2003):             2,502.47 yen

Notes:	1. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 12 in the Consolidated Semi-annual Financial Statements.
2. Non-consolidated semi-annual financial statements as of and for the six months ended September 30, 2002 were unaudited.

1.  NON-CONSOLIDATED FINANCIAL STATEMENTS:

(1)  NON-CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30, 2002		September 30, 2001		March 31, 2002
	Amount	%	Amount	%	Amount	%
	(Millions of yen)
ASSETS
Fixed assets
Fixed assets for telecommunication businesses
Property, plant and equipment	1,231,075		1,159,988		1,201,569
Machinery and equipment	476,446		480,336		506,864
Antenna facilities	137,143		128,686		138,151
Satellite mobile communications facilities	18,502		5,234		4,567
Terminal equipment	147		2,709		2,453
Buildings	192,241		148,959		169,214
Tools, furniture and fixtures	159,388		146,161		167,325
Land	100,642		93,139		93,268
Construction in progress	114,930		127,016		87,496
Other fixed assets	31,633		27,745		32,228
Intangible fixed assets	386,713		335,067		381,672
Computer software	364,518		297,982		331,659
Other intangible fixed assets	22,194		37,084		50,012
Total fixed assets for telecommunication businesses	1,617,788		1,495,056		1,583,241
Investments and other assets
Investments in affiliated companies	659,887		1,825,242		1,231,029
Deferred tax assets	698,138		177,062		458,301
Other investments	59,905		42,339		60,203
Allowance for doubtful accounts	(389)		(311)		(372)
Total investments and other assets	1,417,542		2,044,333		1,749,160
Total fixed assets	3,035,330	76.4	3,539,389	80.6	3,332,401	78.4
Current assets
Cash and bank deposits	306,572		50,655		220,025
Accounts receivable, trade	359,939		471,774		491,107
Accounts receivable, other	185,876		217,010		141,061
Supplies	53,852		69,349		51,653
Deferred tax assets	14,810		13,779		15,425
Other current assets	21,573		39,971		7,695
Allowance for doubtful accounts	(7,503)		(8,479)		(7,273)
Total current assets	935,120	23.6	854,061	19.4	919,695	21.6
TOTAL ASSETS	3,970,450	100.0	4,393,451	100.0	4,252,097	100.0

	September 30, 2002		September 30, 2001		March 31, 2002
	Amount	%	Amount	%	Amount	%
	(Millions of yen)
LIABILITIES
Long-term liabilities
Bonds	708,000		424,000		608,000
Long-term borrowings	444,396		427,962		418,705
Liability for employees’ severance payments	60,348		50,335		58,069
Reserve for point loyalty programs	31,284		24,417		31,913
Other long-term liabilities	372		495		372
Total long-term liabilities	1,244,401	31.3	927,210	21.1	1,117,061	26.3
Current liabilities
Current portion of long-term debt	85,565		84,812		118,712
Accounts payable, trade	183,604		288,015		207,536
Accounts payable, other	175,909		178,511		242,898
Accrued income taxes	115,738		113,028		123,522
Deposits received	164,537		25,568		28,618
Other current liabilities	9,087		83,162		8,320
Total current liabilities	734,443	18.5	773,097	17.6	729,608	17.1

TOTAL LIABILITIES	1,978,844	49.8	1,700,307	38.7	1,846,670	43.4

SHAREHOLDERS’ EQUITY
Common stock	—	—	949,679	21.6	949,679	22.4
Additional paid-in capital	—	—	1,292,385	29.4	1,292,385	30.4
Legal reserve	—	—	4,099	0.1	4,099	0.1
Retained earnings
Voluntary reserve	—		463,000		463,000
Unappropriated deficit	—		16,653		304,585
Total retained earnings	—	—	446,346	10.2	158,414	3.7
Common stock	949,679	23.9	—	—	—	—
Capital surplus
Additional paid-in capital	292,385		—		—
Other capital surplus	1,000,000		—		—
Total capital surplus	1,292,385	32.6	—	—	—	—
Earned surplus
Legal reserve	4,099		—		—
Voluntary reserve
Other reserve	123,000		—		—
Unappropriated deficit	142,972		—		—
Total earned surplus	(15,872)	(0.4)	—	—	—	—
Net unrealized gains (losses) on securities	(123)	(0.0)	632	0.0	848	0.0
Treasury stock	(234,461)	(5.9)	—	—	—	—

TOTAL SHAREHOLDERS’ EQUITY	1,991,606	50.2	2,693,143	61.3	2,405,426	56.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,970,450	100.0	4,393,451	100.0	4,252,097	100.0

(2) NON-CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Six months ended September 30, 2002		Six months ended September 30, 2001		Year ended March 31, 2002
	Amount	%	Amount	%	Amount	%
	(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues	1,000,450	82.9	957,814	81.1	1,925,866	81.8
Operating expenses	718,594	59.5	708,076	59.9	1,516,957	64.4
Operating income from telecommunication businesses	281,855	23.4	249,737	21.2	408,908	17.4
Supplementary businesses
Operating revenues	206,232	17.1	222,525	18.9	429,894	18.2
Operating expenses	199,720	16.6	215,988	18.3	418,643	17.8
Operating income from supplementary businesses	6,512	0.5	6,536	0.6	11,250	0.4
Total operating income	288,367	23.9	256,274	21.8	420,159	17.8
Non-operating revenues and expenses
Non-operating revenues	3,522	0.3	3,957	0.3	6,923	0.3
Non-operating expenses	10,109	0.8	7,762	0.7	20,611	0.8
Recurring profit	281,780	23.4	252,468	21.4	406,471	17.3
Special profits and losses
Special losses	572,850	47.5	300,883	25.5	947,441	40.2
Write-down of investments in affiliated companies	572,850		300,883		947,441
Loss before income taxes	291,069	(24.1)	48,414	(4.1)	540,969	(22.9)
Income taxes – current	115,800	9.6	113,200	9.6	186,600	7.9
Income taxes – deferred	(238,518)	(19.7)	(133,808)	(11.3)	(416,849)	(17.6)
Net loss	168,351	(14.0)	27,805	(2.4)	310,720	(13.2)
Retained earnings brought forward	25,378		11,152		11,152
Interim dividends	—		—		5,018
Unappropriated deficit	142,972		16,653		304,585

Note	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

Accounting Basis for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying interim non-consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Japan.

1.    Depreciation of fixed assets

(1)    Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)    Intangible fixed assets

Intangible fixed assets are amortized on a straight-line basis.

Computer software for internal use is amortized over the estimated useful life on a straight-line basis.

2.    Valuation of certain assets

(1)    Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method. Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the semi-annual period with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost except for debt securities, which are stated at amortized cost.

(2)    Inventories

Inventories are stated at cost. The cost of telecommunications equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

3.    Allowance for doubtful accounts, liability for employees’ severance payments, and reserve for point loyalty programs

(1)    Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)    Liability for employees’ severance payments

In order to provide for the employees’ retirement benefits, the Company accrues the liability as of the end of the semi-annual period in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of recognition.

(3)    Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “Club DoCoMo” that are reasonably estimated to be redeemed by its customers in the future based on historical data are accounted for as reserve for point loyalty programs.

4.    Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the semi-annual period and the resulting translation gains or losses are included in net income.

5.    Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in a similar manner as operating leases.

6.    Hedge accounting

a.	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in earnings in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when a forward foreign exchange contract meets certain conditions, it is accounted for in the following manner:

(i)
The difference between the Japanese yen amounts of the forward exchange contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the income statement in the period which includes the inception date of the contract; and

(ii)
The discount or premium on the contract (that is, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

In addition, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

b.	Hedging instruments and hedged items
Hedging instruments:	Hedged items:
Foreign exchange forward contracts	Foreign currency transactions
Interest rate swap contracts	Interest expense on borrowings

c.	Hedging policy

The Company uses financial instruments to hedge market fluctuation risks in accordance with its internal policies and procedures.

d.	Assessment method of hedge effectiveness

The Company does not assess hedge effectiveness, because all its forward foreign exchange contracts and interest rate swap contracts are accounted for in the manner described in 6. a. (i) and (ii) above, respectively.

7.    Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Additional Information

1.    Accounting for treasury stock and reversal of legal reserves

Effective April 1, 2002, the Company adopted “Accounting Standard on Treasury Stock and Reversal of Legal Reserves”, which was issued on February 21, 2002 by Accounting Standard Board of Japan. The effect of adoption to the Company’s net income is insignificant.

Due to revision of Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements, the Company discloses shareholders’ equity section of its balance sheet as of September 30, 2002 in accordance with the revised regulation.

Notes to Non-consolidated Balance Sheets

1.    Fixed assets for telecommunications businesses include those used in General Type II Telecommunications Carrier business, Special Type II Telecommunications Carrier business and supplementary businesses, because these amounts are not significant. (General Type II Telecommunications business started in November 2001.)

2.     Accumulated depreciation of property, plant and equipment

	September 30, 2002	September 30, 2001	March 31, 2002
	(Millions of yen)
Accumulated depreciation	1,039,966	841,126	927,804

3.    As financial institutions in Japan were closed on September 30, 2001 and March 31, 2002, amounts that would normally be settled on these days were collected or paid on the following business days, October 1, 2001 and April 1, 2002, respectively. The effects of the settlements on following business days instead of the end of reporting periods were as follows:

	September 30, 2001	March 31, 2002
(Billions of yen)
Cash and bank deposits	Approx. (237)	Approx. (234)
Accounts receivable, trade	Approx. 131	Approx. 127
Accounts payable, other	Approx. 21	Approx. 20
Deposits received	Approx. (127)	Approx. (127)

The deposits received were related to intercompany funds transfer with eight regional subsidiaries (such as NTT DoCoMo Kansai, Inc.).

4.    Accounts payable, other, as of September 30, 2002, and September 30, 2001 includes consumption taxes payable of ¥11,341 million and ¥6,220 million, respectively.

5.    Guarantee
The Company provides a counter indemnity of a performance guarantee up to HK$25,370 thousand (¥398 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company has a HK$2,027 thousand (¥31 million) indemnity outstanding as of September 30, 2002.

6. Reduction	of additional paid-in capital
In order to secure a source for repurchase of treasury stocks and payment of dividends, and to develop more flexible financing strategy, the Company reduced its additional paid-in capital by ¥1,000,000 million, and transferred such amount to other capital surplus pursuant to Paragraph 2 of Article 289 of the Commercial Code of Japan.

7.    Share repurchase

The Company acquired some of its shares during the six months ended September 30, 2002 in order to transfer treasury stocks to the shareholders of the regional subsidiaries in lieu of issuing new shares in the share exchanges effected on November 1, 2002.

(1) Class of shares repurchased:	Shares of Common Stock of the Company
(2) Aggregate number of shares repurchased:	870,000 shares (1.73% of outstanding shares)
(3) Aggregate amount of repurchase price:	¥234,461 million
(4) Method of repurchase:	Repurchase in the market

Notes to Non-consolidated Statements of Income

1.	Depreciation expense included in operating expenses:

	Six months ended September 30, 2002	Six months ended September 30, 2001	Year ended March 31, 2002
	(Millions of yen)
Property, plant and equipment	126,932	116,401	258,818
Intangible fixed assets	57,965	45,205	94,817

2.	Revenues and expenses related to General Type II and Special Type II Telecommunications Carrier businesses are included in supplementary businesses, because these amounts are not significant.

3.	Major components of non-operating revenues:

	Six months ended September 30, 2002	Six months ended September 30, 2001	Year ended March 31, 2002
	(Millions of yen)
Dividends received	1,784	1,749	1,763
Interest income	51	68	136

4.	Major components of non-operating expenses:

	Six months ended September 30, 2002	Six months ended September 30, 2001	Year ended March 31, 2002
	(Millions of yen)
Interest expenses (including bond interest)	8,001	6,337	13,688

5.	Write-down of investments in affiliated companies:

For the six months ended September 30, 2002, “Write-down of investments in affiliated companies” relates to the impairment charges recognized on the investments in the following subsidiaries that have overseas investments in affiliated companies.

DCM Capital USA (UK) Limited	¥338,908 million
[Ultimate investee: AT&T Wireless Services, Inc.]

DCM Capital NL (UK) Limited	¥107,863 million
[Ultimate investee: KPN Mobile N.V.]

DCM Capital LDN (UK) Limited	¥126,078 million
[Ultimate investee: Hutchison 3G UK Holdings Limited]

2.  LEASES

1.	Finance lease transactions which do not transfer ownership to the lessee
(1)	Purchase price equivalent, accumulated depreciation equivalent, and book value equivalent of the leased items are as follows:

September 30, 2002

	Purchase price equivalent	Accumulated depreciation equivalent	Book value equivalent
	(Millions of yen)
Vehicles	889	521	368
Tools, furniture and fixtures	13,365	9,305	4,060
Computer software	230	187	42
Total	14,486	10,014	4,471

September 30, 2001

	Purchase price equivalent	Accumulated depreciation equivalent	Book value equivalent
	(Millions of yen)
Vehicles	1,150	621	528
Tools, furniture and fixtures	17,008	11,561	5,447
Computer software	213	99	114
Total	18,372	12,282	6,089

March 31, 2002

	Purchase price equivalent	Accumulated depreciation equivalent	Book value equivalent
	(Millions of yen)
Vehicles	1,035	580	454
Tools, furniture and fixtures	12,252	8,054	4,198
Computer software	298	134	164
Total	13,586	8,769	4,816

Note:
The purchase price equivalent is reported as the total amount of lease payments through the life of each lease, including the amount representing interest, because the total amount of future lease payments is not significant in relation to the total property, plant and equipment at the end of each period.

(2)	Future minimum lease payments equivalent:

	September 30, 2002	September 30, 2001	March 31, 2002
	(Millions of yen)
Due within one year	2,737	3,594	2,685
Due after one year	1,734	2,495	2,131
Total	4,471	6,089	4,816

Note:
The future minimum lease payments equivalent is reported as the total amount of future minimum lease payments, including the amount representing interest, because the total amount of future minimum lease payments is not significant in relation to the total property, plant and equipment at the end of each period.

(3)	Lease expense and depreciation expense equivalent:

	Six months ended September 30, 2002	Six months ended September 30, 2001	Year ended March 31, 2002
	(Millions of yen)
Lease expense	1,860	2,644	3,517
Depreciation expense equivalent	1,860	2,644	3,517

(4)	Method of calculating depreciation expense equivalent:
Depreciation expense equivalent is computed on a straight-line basis over the lease period with no residual value.

2.    Operating Lease Transactions

Future operating lease payments:

	September 30, 2002	September 30, 2001	March 31, 2002
	(Millions of yen)
Due within one year	7	7	8
Due after one year	9	11	13
Total	17	18	21

3.    Marketable Securities

For the six months ended September 30, 2002, and 2001, and for the year ended March 31, 2002, there were no subsidiaries’ and affiliates’ shares directly owned by the Company that had readily determinable market value.

Subsequent Events

Share exchanges

The Company completed the share exchanges and made the regional subsidiaries wholly-owned on November 1, 2002. As a result, treasury stock of ¥234,461 million in the accompanying balance sheet as of September 30, 2002 was decreased by ¥231,885 million.

November 7, 2002
NTT DoCoMo, Inc.
[U.S. GAAP]

Consolidated Financial Report for the Six Months Ended September 30, 2002

From April 1, 2002 to September 30, 2002

1.    CONSOLIDATED SUMMARY STATEMENTS OF OPERATIONS

	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase/(Decrease)	% Change
	(100 millions of yen)
Operating revenues	23,843	23,387	455	1.9%
Operating expenses	17,443	17,941	(499)	(2.8%)
Operating income	6,400	5,446	954	17.5%
Other expense, net	120	313	(193)	(61.6%)
Income before income taxes	6,280	5,133	1,146	22.3%
Income taxes	2,643	2,249	395	17.6%
Equity in net losses of affiliates	(3,096)	(1,850)	(1,246)	(67.4%)
Minority interests in earnings of consolidated subsidiaries	(142)	(143)	1	0.7%
Cumulative effect of accounting changes	(357)	—	(357)	—
Net income (loss)	42	892	(850)	(95.3%)

Note 1
The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). The figures for the six months ended September 30, 2001 and year ended March 31, 2002 are also restated in accordance with U.S. GAAP.

Note 2
NTT DoCoMo, Inc. (“DoCoMo”) adopted Emerging Issues Task Force 01-09 (“EITF01-09”), “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” from the six months ended September 30, 2002, which decreased operating revenues and expenses for the period by 255.0 billion yen and 245.0 billion yen, respectively. Figures for the six months ended September 30, 2001 were also reclassified and operating revenues and expenses for that period were both decreased by 267.9 billion yen. The adoption also resulted in recognition of cumulative effect of accounting change of 35.7 billion yen in DoCoMo’s statement of operations for the six months ended September 30, 2002.

Note 3	Amounts are rounded off per 100 millions of yen throughout this report.

2.    CONSOLIDATED SUMMARY BALANCE SHEETS

	September 30, 2002	March 31, 2002	Increase/(Decrease)	% Change
	(100 millions of yen)
Assets	56,828	60,672	(3,844)	(6.3%)
Liabilities	25,552	26,717	(1,165)	(4.4%)
[Including] Interest bearing liabilities	14,582	14,293	289	2.0%
Minority interests	1,177	1,036	140	13.5%
Shareholders’ equity	30,100	32,919	(2,819)	(8.6%)

3.    ESTIMATED RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2003

	Year ending March 31, 2003	Year ending March 31, 2002	Increase/(Decrease)	% Change
	(100 millions of yen)
Operating revenues	46,760	46,593	167	0.4%
Operating income	10,120	10,009	111	1.1%
Income before income taxes	9,980	9,564	416	4.4%
Net income (loss)	1,820	(1,162)	2,982	—

Note 1	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 12 of separately released Consolidated Semi-annual Financial Statements.
Note 2	As a result of the adoption of EITF01-09 noted above, operating revenues for the year ending March 31, 2003 and 2002 are reduced by 561.0 billion yen and 507.9 billion yen, respectively.

4. BREAKDOWN OF CONSOLIDATED REVENUES AND EXPENSES	[U.S. GAAP]

(1)    Operating Revenues:

	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase/(Decrease)	% Change
	(100 millions of yen)
Wireless services	21,422	20,607	815	4.0%
[including] Cellular service	16,404	16,368	36	0.2%
[including] FOMA service	55	0	54	—
[including] Packet communications service	4,173	3,371	802	23.8%
[including] PHS service	413	448	(36)	(8.0%)
[including] Quickcast service	41	58	(17)	(28.7%)
Equipment sales	2,421	2,781	(360)	(12.9%)
Total operating revenues	23,843	23,387	455	1.9%

Note 1	FOMA service revenue includes packet communications service revenue from FOMA subscribers.
Note 2	As a result of the adoption of EITF01-09 noted above, the equipment sales for the six months ended September 30, 2002 and 2001 are reduced by 255.0 billion yen and 267.9 billion yen, respectively.

(2)    Operating Expenses:

	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase/(Decrease)	% Change
	(100 millions of yen)
Personnel expenses	1,200	1,145	56	4.9%
Non-personnel expenses	10,674	11,468	(794)	(6.9%)
Depreciation and amortization	3,366	2,916	449	15.4%
Loss on sale or disposal of property, plant and equipment	59	136	(76)	(56.2%)
Communication network charges	1,978	2,132	(154)	(7.2%)
Taxes and public dues	165	144	21	14.4%
Total operating expenses	17,443	17,941	(499)	(2.8%)

Note	As a result of the adoption of EITF01-09 noted above, non-personnel expenses for the six months ended September 30, 2002 and 2001 are reduced by 245.0 billion yen and 267.9 billion yen, respectively.

(3)    Other (income) expense:

	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase/(Decrease)	% Change
	(100 millions of yen)
Interest income	(1)	(1)	0	30.5%
Interest expense	88	82	6	7.5%
Other, net	32	231	(199)	(86.0%)
Other expense, net	120	313	(193)	(61.6%)

5.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended September 30, 2002	Six Months ended September 30, 2001
	(100 millions of yen)
1. Cash flows from operating activities:
Net Income	42	892
Depreciation and amortization	3,366	2,916
Deferred taxes	(2,242)	(1,497)
Loss on sale or disposal of property, plant and equipment	47	142
Equity in net losses of affiliates	5,270	3,113
Minority interests in earnings of consolidated subsidiaries	142	143
Cumulative effect of accounting change	357	—
Decrease in notes and accounts receivable, trade	3,191	812
Increase in inventories	(257)	(557)
Decrease in accounts payable, trade	(1,344)	(716)
(Decrease) increase in accrued taxes on income	(224)	449
Increase in liability for employee benefits, net of deferred pension costs	71	36
Other, net	43	332
Net cash provided by operating activities	8,462	6,065
2. Cash flows from investing activities:
Purchases of property, plant and equipment and other fixed assets	(4,894)	(5,752)
Purchases of investments	(27)	(142)
Other, net	22	21
Net cash used in investing activities	(4,898)	(5,873)
3. Cash flows from financing activities:
Net change in borrowings and other	286	(178)
Payments to acquire treasury stock	(2,345)	—
Principal payments under capital lease obligation	(38)	(41)
Dividends paid	(100)	(50)
Other, net	(2)	(2)
Net cash used in financing activities	(2,199)	(271)
4. Net increase (decrease) in cash and cash equivalents (1+2+3)	1,364	(78)
5. Cash and cash equivalents at beginning of period	3,010	1,184
6. Cash and cash equivalents at end of period (4+5)	4,375	1,106
Free cash flows	3,564	182
Note	Free cash flows = Cash flows from operating activities + Cash flows from investing activities (excluding netpayments for loans, deposits, and other investments)

Adjusted free cash flows (excluding the effects of non-business days of financial institutions)	1,124	422

Note
The effects of non-business days of financial institutions represent effects of uncollected revenues due to bank holidays on March 31, 2002 and September 30, 2001. The effect for the six months ended September 30, 2002 was 244 billion yen. The effect for the six months ended September 30, 2001 was (24) billion yen, offset by the effect of March 31, 2001 being a bank holiday.

6. SEGMENT INFORMATION	[U.S. GAAP]

	Six months ended September 30, 2002%		<Reference> Six months ended September 30, 2001 (JPN GAAP)%
			(100 millions of yen)
Operating Revenues
Mobile phone business	23,258	97.6%	25,369	97.1%
PHS business	436	1.8%	582	2.2%
Quickcast business	43	0.2%	59	0.2%
Miscellaneous business	106	0.4%	118	0.5%

Consolidated operating revenues	23,843	100.0%	26,129	100.0%

Operating Income
Mobile phone business	6,561	—	5,811	—
PHS business	(156)	—	(276)	—
Quickcast business	(10)	—	(35)	—
Miscellaneous business	4	—	5	—

Consolidated operating income	6,400	—	5,504	—

Note 1	Segment information for the six months ended September 30, 2002 is based on U.S. GAAP.
Note 2	Major services of each segment :

(1) Mobile phone business:	Cellular service, FOMA service, packet communications service, satellite mobile communications service, in-flight telephone service and equipment sales in each service
(2) PHS business:	PHS service and PHS equipment sales
(3) Quickcast business:	Quickcast service and Quickcast equipment sales (formerly paging service and Paging equipment sales)
(4) Miscellaneous business:	International dialing service, etc.

[Japanese GAAP]

Non-consolidated Financial Report for the Six Months Ended September 30, 2002

From April 1, 2002 to September 30, 2002

1.    NON-CONSOLIDATED SUMMARY STATEMENTS OF INCOME

	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase/(Decrease)	% Change
	(100 millions of yen)
Operating revenues	12,066	11,803	263	2.2%
Operating expenses	9,183	9,240	(57)	(0.6%)
Operating income	2,883	2,562	320	12.5%
Non-operating revenues	35	39	(4)	(11.0%)
Non-operating expenses	101	77	23	30.2%
Recurring profit	2,817	2,524	293	11.6%
Special losses	5,728	3,008	2,719	90.4%
Income taxes—current	1,158	1,132	26	2.3%
Income taxes—deferred	(2,385)	(1,338)	(1,047)	(78.3%)
Net loss	(1,683)	(278)	(1,405)	—
Retained earnings brought forward	253	111	142	127.6%
Unappropriated retained deficit carried forward	(1,429)	(166)	(1,263)	—

Note	Amounts are truncated to the nearest 100 million yen throughout this report.

2.    NON-CONSOLIDATED SUMMARY BALANCE SHEETS

	September 30, 2002	March 31, 2002	Increase/(Decrease)	% Change
	(100 millions of yen)
Assets	39,704	42,520	(2,816)	(6.6%)
Liabilities	19,788	18,466	1,321	7.2%
[including] Interest bearing liabilities	12,379	11,454	925	8.1%
Shareholders’ equity	19,916	24,054	(4,138)	(17.2%)

3.    ESTIMATED RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2003

	Year ending March 31, 2003	Year ended March 31, 2002	Increase/(Decrease)	% Change
	(100 millions of yen)
Operating revenues	24,260	23,557	702	3.0%
Operating income	4,560	4,201	358	8.5%
Recurring profit	6,400	4,064	2,335	57.5%
Net income (loss)	1,250	(3,107)	4,357	—

Note	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 12 of separately released Consolidated Semi-annual Financial Statements.

4.    BREAKDOWN OF NON-CONSOLIDATED REVENUES AND EXPENSES

[Japanese GAAP]

(1)    Operating Revenues:

	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase/(Decrease)	% Change
	(100 millions of yen)
Operating revenues from telecommunication businesses	10,004	9,578	426	4.5%
[including] Cellular service	6,888	6,930	(42)	(0.6%)
[including] FOMA service	45	0	45	—
[including] Packet communications service	1,751	1,359	392	28.9%
[including] PHS service	202	216	(14)	(6.6%)
[including] Quickcast service	15	21	(6)	(28.2%)
Operating revenues from supplementary business	2,062	2,225	(162)	(7.3%)
TOTAL OPERATING REVENUES	12,066	11,803	263	2.2%

Note	FOMA service revenue includes packet communications service revenue from FOMA subscribers.

(2)    Operating Expenses:

	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase/(Decrease)	% Change
	(100 millions of yen)
Personnel expenses	319	307	11	3.8%
Non-personnel expenses	5,960	6,100	(140)	(2.3%)
Depreciation and amortization	1,848	1,616	232	14.4%
Loss on sale or disposal of property, plant and equipment	25	59	(34)	(57.9%)
Communication network charges	953	1,094	(140)	(12.9%)
Taxes and public dues	75	62	13	21.8%
TOTAL OPERATING EXPENSES	9,183	9,240	(57)	(0.6%)

(3)    Non-operating revenues and expenses:

	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase/(Decrease)	% Change
	(100 millions of yen)
Non-operating revenues	35	39	(4)	(11.0%)
[including] Dividends income	17	17	0	2.0%
[including] Rental revenue	6	6	0	4.4%
Non-operating expenses	101	77	23	30.2%
[including] Interest expense	80	63	16	26.3%
[including] Loss on write-off of inventories	10	4	6	137.3%

(APPENDIX 1)

Comparison of financial results between U.S. GAAP and Japanese GAAP (Consolidated)

	Consolidated
		GAAP differences						<Estimates> JPN GAAP
	U.S. GAAP	Accounting for commissions paid to agents	Impairment write-downs of investments in affiliates	Deferral of operating revenues and expenses	Employee retirement benefits	Capitalized interest	Others
	(100 millions of yen)
Operating revenues	23,843	2,550	—	25	—	—	0	26,420
Operating expenses	17,443	2,450	—	25	(11)	(13)	(30)	19,860
Operating income	6,400	100	—	—	11	13	30	6,550
Other expense, net / Non operating expenses	120	—	62	—	—	16	10	210
Recurring profit	—	100	(62)	—	11	(3)	20	6,350
Income before income taxes	6,280	100	(5,681)	—	11	(3)	20	730
Net income	42	389	(205)	—	6	(2)	10	240

Accounting for commissions paid to agents, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (EITF01-09)

Commissions paid by DoCoMo to its agents are recognized as “operating expenses” as incurred under Japanese GAAP. Under U.S. GAAP, such expenses are presumed to be a reduction of equipment sales and the amount paid to the agents is reclassified as the reduction of equipment sales.

Impairment write-downs of investments in affiliates

Foreign investments are translated at year end exchange rates under Japanese GAAP, except for embedded goodwill which is translated at historical rates. Under U.S. GAAP, investments in equity affiliates are translated at the exchange rate as of the date of the most recent available financial statements of the investee. Translation adjustments are reversed for impairment write-downs or sales of the investments under Japanese GAAP. Under U.S. GAAP, reversals of translation adjustments are only reflected for sale or substantial liquidation of the investment. In addition, under Japanese GAAP, equity in profit/loss of affiliates and impairment of investments in affiliates are booked as “non-operating expenses” and “special losses”, respectively, and these amounts are included in pretax income. However, under U.S. GAAP, both of these amounts are booked as “equity in net losses of affiliates” and the net of tax amounts are included in income after tax.

Deferral of operating revenues and expenses (SEC Staff Accounting Bulletin No.101)

Under Japanese GAAP, registration or new activation revenues for contracts are recognized as “operating revenues” when they are billed and the relevant direct costs are charged as “operating expenses” when they are incurred. Under U.S. GAAP, such revenues are deferred and recognized over the period of the services rendered to customers.

Employee retirement benefits

The differences in accounting for costs of employee retirement benefits between U.S. GAAP and Japanese GAAP represent those in actuarial calculations and timing recognition of components thereof including primarily transition adjustment, prior service costs and actuarial gains and losses.

Capitalized interest

Interest costs on borrowings for construction of facilities are not capitalized under Japanese GAAP. U.S. GAAP requires that interest costs for certain qualifying assets incurred during the construction period be capitalized as part of the cost of an asset and expensed over the useful life of the asset as part of the depreciation charge.

(APPENDIX 2)

REVISION OF ESTIMATED RESULTS FOR THE YEAR ENDING MARCH 31, 2003

[Consolidated]

	Previous estimated results	Adjustments				Revised estimated results
			Impairment	Adjustment of expected business performance	U.S. GAAP adjustment
	(100 millions of yen)
Operating revenues	53,740	(6,980)	—	(1,350)	(5,630)	46,760
Operating expenses	43,290	(6,650)	—	(1,350)	(5,300)	36,640
Operating income	10,450	(330)	—	—	(330)	10,120
Other expense, net	740	(600)	(30)	—	(570)	140
Income before income taxes	9,710	270	(5,590)	—	5,860	9,980
Net income	5,110	(3,290)	(3,180)	130	(240)	1,820

[Non-Consolidated]

	Previous estimated results	Adjustments				Revised estimated results
			Impairment	Adjustment of expected business performance	U.S. GAAP adjustment
	(100 millions of yen)
Operating revenues	24,860	(600)	—	(600)		24,260
Operating expenses	20,420	(720)		(720)		19,700
Operating income	4,440	120	—	120		4,560
Non-operating expenses (revenues)	120	(1,960)	—	(1,960)		(1,840)
Recurring profit	4,320	2,080	—	2,080		6,400
Income before income taxes	4,320	(3,650)	(5,730)	2,080		670
Net income	2,520	(1,270)	(3,320)	2,050		1,250

Note	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 12 of the separately released Consolidated Semi-annual Financial Statements.

(APPENDIX 3)

Selected Financial Data & Ratios (Consolidated)

	March 31, 2003 (Forecasts) (a)	March 31, 2002 (b)	Increase / (Decrease) (a) – (b)	September 30, 2002 (c)	September 30, 2001 (d)	Increase / (Decrease) (c) – (d)
Earnings (loss) per Share	3,644 yen	(2,315 yen)	5,959 yen	84 yen	1,778 yen	(1,694 yen)
Shareholders’ Equity per Share	67,988 yen	65,601 yen	2,387 yen	61,042 yen	67,856 yen	(6,814 yen)
Return on Assets (ROA)	16.8%	15.8%	1.0 Points	10.7%	8.5%	2.2 Points
Operating Margin	21.6%	21.5%	0.1 Points	26.8%	23.3%	3.5 Points
Return on Capital Employed (ROCE)	21.3%	21.1%	0.2 Points	13.9%	11.4%	2.5 Points
< ROCE after tax effect >	< 12.4% >	< 12.2% >	< 0.2 Points >	< 8.1% >	< 6.6% >	< 1.5 Points >
Return on Equity (ROE)	5.4%	(3.5%)	8.9 Points	0.1%	2.7%	(2.6) Points
Debt Ratio	28.4%	30.3%	(1.9) Points	32.6%	29.5%	3.1 Points
Equity Ratio	58.7%	54.3%	4.4 Points	53.0%	56.1%	(3.1) Points
EBITDA (100 millions of yen)	17,770	16,806	964	9,813	8,505	1,308
EBITDA Margin	38.0%	36.1%	1.9 Points	41.2%	36.4%	4.8 Points
Free Cash Flows (100 millions of yen)	Approx. 6,170	2,133	4,037	3,564	182	3,382
Adjusted Free Cash Flows (100 millions of yen)	Approx. 3,730	2,333	1,397	1,124	422	702

Notes 1
The denominators to calculate earnings per share are 49,950,584 shares (estimated results), 50,180,000 shares, 49,882,337 shares and 50,180,000 shares for the year ending March 31, 2003, for the year ended March 31, 2002, for the six months ended September 30, 2002 and for the six months ended September 30, 2001, respectively.

2
The denominators to calculate shareholders’ equity per share are 50,170,441 shares (estimated results), 50,180,000 shares, 49,310,000 shares and 50,180,000 shares for the year ending March 31, 2003, for the year ended March 31, 2002, for the six months end September 30, 2002 and for the six months ended September 30, 2001, respectively.

3	ROCE = Operating Income / (Shareholders’ Equity + Interest Bearing Liabilities)**
** Shareholders’ Equity and Interest Bearing Liabilities are the average of two fiscal year ends.
4	Debt Ratio = Interest Bearing Liabilities / (Interest Bearing Liabilities + Shareholders’ Equity)
5	EBITDA = operating income + depreciation and amortization expenses + losses on sale or disposal of property, plant and equipment. EBITDA Margin = EBITDA / total operating revenues.
6	Free cash flows = Cash flows from operating activities + Cash flows from investing activities (excluding net payments for loans, deposits, and other investments)
7
Adjusted Free Cash Flows exclude cash flows related to the effect of estimate and actual uncollected revenues due to bank holidays at the end of periods.These effects are 244.0 billion yen (estimated results), (20.0) billion yen, 244.0 billion yen and (24.0) billion yen for the year ending March 31, 2003, for the year ended March 31, 2002, for the six months ended September 30, 2002 and for the six months ended September 30, 2001, respectively.

8	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 12 of separately released Consolidated Semi-annual Financial Statements.

(APPENDIX 4)

Results for the six months ended September 30, 2002

1.    NUMBER OF SUBSCRIBERS

	As of September 30, 2002	As of September 30, 2001	Increase/(Decrease)	% Change
	(10 thousand subscribers)
Cellular
Consolidated	4,203	3,844	359	9.3%
Non-consolidated	1,721	1,578	142	9.0%
FOMA
Consolidated	14	—	14	—
Non-consolidated	9	—	9	—
i-mode*
Consolidated	3,488	2,777	711	25.6%
Non-consolidated	1,409	1,076	333	31.0%
PHS
Consolidated	183	189	(6)	(3.3%)
Non-consolidated	90	90	(0)	(0.5%)
Quickcast
Consolidated	71	95	(24)	(25.5%)
Non-consolidated	26	34	(9)	(25.0%)

*	This includes the number of “i-mode” subscribers under the FOMA service.
(Consolidated: 120 thousand subscribers, Non-Consolidated: 90 thousand subscribers as of September 30, 2002)

2.    CAPITAL EXPENDITURES

	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase/(Decrease)	% Change
	(100 millions of yen)
Capital expenditures
Consolidated	4,368	5,283	(915)	(17.3%)
Non-consolidated	2,238	2,788	(549)	(19.7%)

Estimates for the year ending March 31, 2003

1.    NUMBER OF SUBSCRIBERS

	As of March 31, 2003	As of March 31, 2002	Increase/(Decrease)	% Change
	(10 thousand subscribers)
Cellular
Consolidated	4,330	4,069	261	6.4%
Non-consolidated	1,762	1,665	97	5.8%
FOMA
Consolidated	32	9	23	257.8%
Non-consolidated	21	8	13	161.3%
i-mode*
Consolidated	3,670	3,216	454	14.1%
Non-consolidated	1,479	1,281	198	15.4%
PHS
Consolidated	169	192	(23)	(12.1%)
Non-consolidated	83	92	(9)	(9.3%)
Quickcast
Consolidated	59	83	(24)	(28.6%)
Non-consolidated	21	30	(8)	(28.4%)

*	This includes the number of “i-mode” subscribers under the FOMA service.
(Consolidated: 290 thousand subscribers, Non-consolidated: 190 thousand subscribers as of March 31, 2003. Consolidated: 80 thousand subscribers, Non-consolidated: 70 thousand subscribers as of March 31, 2002)

2.    CAPITAL EXPENDITURES

	Year ending March 31, 2003	Year ended March 31, 2002	Increase/ (Decrease)	% Change
	(100 millions of yen)
Capital expenditures
Consolidated	8,910	10,323	(1,413)	(13.7%)
Non-consolidated	4,900	5,768	(868)	(15.1%)

(APPENDIX 5)

[Japanese GAAP]

Summary statements of income of the company and regional subsidiaries

Company name	Operating revenues	Operating income	Recurring profit	Net income (loss)
	(100 millions of yen)
NTT DoCoMo Hokkaido, Inc.	1,095	242	241	140
NTT DoCoMo Tohoku, Inc.	1,760	437	436	253
NTT DoCoMo, Inc.	12,066	2,883	2,817	(1,683)
NTT DoCoMo Tokai, Inc.	2,784	659	658	383
NTT DoCoMo Hokuriku, Inc.	570	143	143	83
NTT DoCoMo Kansai, Inc.	4,408	951	946	549
NTT DoCoMo Chugoku, Inc.	1,467	277	276	160
NTT DoCoMo Shikoku, Inc.	887	196	196	110
NTT DoCoMo Kyushu, Inc.	2,990	674	676	393

Exhibit 2
Operation Data for 2nd Quarter of 2002
November 7, 2002
NTT DoCoMo, Inc.

		2nd Quarter of 2002 (from July 1, 2002 to September 30, 2002)	First Half of 2002 (from April 1, 2002 to September 30, 2002)	Fiscal 2001 ended March 31, 2002 (full year results)	Fiscal 2002 ending March 31, 2003 (Revised full year forecasts, as of November 7, 2002)
Cellular
Subscribers	thousands	42,162	42,162	40,783	43,620
FOMA	thousands	135.7	135.7	89.4	320
Market Share (1)%		58.5	58.5	59.0	—
Net Increase	thousands	700	1,379	4,757	2,840
FOMA	thousands	21	46	89	230
Aggregate ARPU (PDC) (2)	yen/month/ contract	8,170	8,160	8,480	7,980
Voice ARPU	yen/month/ contract	6,460	6,490	6,940	6,290
i-mode ARPU (3)	yen/month/ contract	1,710	1,670	1,540	1,690
ARPU (FOMA)	yen/month/ contract	7,250	7,500	8,750	—
MOU (4)	minute/month/contract	171	170	178	167
Churn Rate (5)%		1.21	1.19	1.18	1.18
i-mode
Subscribers	thousands	34,883	34,883	32,156	36,700
i-appli(TM) compatible (PDC)	thousands	15,020	15,020	12,540	—
i-mode Subscription Rate	%	82.7	82.7	78.8	84.1
Net Increase	thousands	1,390	2,727	10,461	4,540
iMenu Sites	sites	3,240	3,240	2,994	—
i-appli	sites	432	432	270	—
Access percentage by content category (6)
Ringing tone/Screen	%	39	37	37	—
Game/Horoscope	%	19	19	20	—
Entertainment Info	%	21	22	21	—
Information	%	13	13	12	—
Database	%	5	5	5	—
Transaction	%	3	4	5	—
Independent Sites*	sites	58,835	58,835	53,534	—
Percentage of packets transmitted (6)
Web	%	86	85	83	—
Mail	%	14	15	17	—
ARPU generated purely from i-mode (PDC)	yen/month/ contract	2,100	2,070	2,200	2,070
PHS
Subscribers	thousands	1,829	1,829	1,922	1,690
Market Share (1)%		32.5	32.5	33.7	—
Net Increase	thousands	-67	-93	110	-230
ARPU	yen/month/ contract	3,480	3,550	3,830	3,450
MOU	minute/month/contract	115	116	121	110
Data Transmission Rate (7)%		77.1	76.7	72.5	—
Churn Rate (5)%		3.46	3.36	3.58	3.50

(1)	Source: Telecommunications Carriers Association
(2)	ARPU (Average monthly Revenue Per Unit)
Aggregate ARPU (PDC) = Cellular Phone Service ARPU (Voice ARPU) + i-mode ARPU
(3)	i-mode ARPU = ARPU generated purely from i-mode x (no. of active i-mode users/no. of active cellular phone users)
No. of active users = (no. of subscribers at the end of previous quarter + no. of subscribers at the end of current quarter)/2 x no. of months
(4)	MOU (Minutes of Usage): Average communication time per one month per one user
(5)	Churn Rate:
FY: Total number of cancellations for one year/Total subscribers at the end of each month, from March in previous fiscal year to February in current Fiscal year
Q1: Total cancellations for first quarter/Total subscribers at end of each month, from March 2002 to May 2002
(6)	Calculation does not include i-mode access via FOMA
(7)	Percent of data traffic in total outbound call time
*	Formerly called “Voluntary Websites”
Cautionary Statement
The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. The full year forecasts of operational data for fiscal 2002 ending March 31, 2003 are forward-looking statements about the future performance of DoCoMo which are based on management's expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, DoCoMo's ability to continue to attract and retain subscribers to its services in a wireless communications market experiencing slowing growth; DoCoMo's ability to continue to generate usage among customers; DoCoMo's ability to add capacity to its existing networks; DoCoMo's ability to smoothly expand, acquire subscribers and add capacity as necessary for its FOMA 3G network; DoCoMo's ability to successfully expand internationally through international alliances and investments outside of Japan and achieve expected financial returns; changes in the economic or regulatory environment and DoCoMo's ability to respond and adapt to such changes; DoCoMo's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, subjective and changing consumer preferences; DoCoMo's ability to maintain minutes of use and average monthly revenue per unit at the expected levels; DoCoMo’s ability to respond and adapt to volatility and changes in the economic conditions and securities market in Japan and other countries; and DoCoMo’s ability to maintain the current state of affairs between communication carriers with regard to DoCoMo’s right to set tariffs and forms of interconnection. Further information about the factors that could affect the company's results is included in "Item 3.D: Risk Factors" of its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 10, 2002, which is available in the investor relations section of the company's web page at www.nttdocomo.com and also at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, about which you may obtain further information by calling 1-800-SEC-0330. The annual report filed on July 10, 2002 is also available at the SEC's web site at www.sec.gov.